Exhibit 16.1

January 16, 2002


Securities and Exchange Commission Mail Stop 11-3 450 5th Street, N.W. Washington, D.C. 20549

Dear Sirs/Madams:

We have read the comments in Item 4 of Form 8-K of Heilig-Meyers Company dated January 2, 2002 and have the following comments:

First Paragraph:

o     We agree with the comments made in the first sentence of this paragraph.

o We agree with the comment made in the second sentence of this paragraph that on January 2, 2002 the Company dismissed Deloitte & Touche LLP ("Deloitte") as its independent accountant. We have no basis on which to agree or disagree with the remaining comments in the second sentence of this paragraph.

o We have no basis on which to agree or disagree with the comments made in the third sentence of this paragraph.

Second Paragraph:

o     We agree with the comments made in the first sentence of this paragraph.

o We agree with the comment made in the second sentence of this paragraph that certain shareholders of the Company have instituted legal proceedings against Deloitte. We have no basis on which to agree or disagree with the remaining comments in the second sentence of this paragraph.

o With respect to the comments made in the third sentence of this paragraph, we agree that there were no disagreements between the Company and Deloitte regarding any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures during the two fiscal years ended February 29, 2000 and the subsequent interim period preceding Deloitte's dismissal which, if not resolved to Deloitte's satisfaction, would have caused Deloitte to make reference to the subject matter of the disagreement in connection with its report.

o     We agree with the comments made in the fourth sentence of this paragraph.



Yours truly,


/s/ DELOITTE & TOUCHE LLP